UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Waterdrop Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.000005 per share

(Title of Class of Securities)

94132V105**

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten Class A ordinary shares. No CUSIP number has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94132V105

1.	Names of Reporting Persons

Harmonious Ocean Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power

434,235,258*
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

434,235,258*
	8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

434,235,258*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.0%**
12.	Type of Reporting Person (See Instructions)

CO

*	Representing 434,235,258 Class A ordinary shares held of record by Harmonious Ocean Limited.

**	Percent of class is calculated based on an aggregate of 3,942,801,610 outstanding ordinary shares as a single class as of December 31, 2021, being the sum of 3,140,896,631 Class A ordinary shares (excluding 65,757,070 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary of the Issuer for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. 94132V105

1.	Names of Reporting Persons

Boyu Capital Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power

434,235,258*
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

434,235,258*
	8.	Shared Dispositive Power

None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

434,235,258*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.0%* *
12.	Type of Reporting Person (See Instructions)

PN

*	Representing 434,235,258 Class A ordinary shares held of record by Harmonious Ocean Limited.

**	Percent of class is calculated based on an aggregate of 3,942,801,610 outstanding ordinary shares as a single class as of December 31, 2021, being the sum of 3,140,896,631 Class A ordinary shares (excluding 65,757,070 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary of the Issuer for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. 94132V105

1.	Names of Reporting Persons

Boyu Capital General Partner IV, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power

434,235,258*
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

434,235,258*
	8.	Shared Dispositive Power

None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

434,235,258*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.0%**
12.	Type of Reporting Person (See Instructions)

CO

*	Representing 434,235,258 Class A ordinary shares held of record by Harmonious Ocean Limited.

**	Percent of class is calculated based on an aggregate of 3,942,801,610 outstanding ordinary shares as a single class as of December 31, 2021, being the sum of 3,140,896,631 Class A ordinary shares (excluding 65,757,070 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary of the Issuer for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. 94132V105

1.	Names of Reporting Persons

Boyu Capital Group Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power

434,235,258*
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

434,235,258*
	8.	Shared Dispositive Power

None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

434,235,258*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.0%**
12.	Type of Reporting Person (See Instructions)

CO

*	Representing 434,235,258 Class A ordinary shares held of record by Harmonious Ocean Limited.

**	Percent of class is calculated based on an aggregate of 3,942,801,610 outstanding ordinary shares as a single class as of December 31, 2021, being the sum of 3,140,896,631 Class A ordinary shares (excluding 65,757,070 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary of the Issuer for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. 94132V105

1.	Names of Reporting Persons

XYXY Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power

434,235,258*
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

434,235,258*
	8.	Shared Dispositive Power

None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

434,235,258*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.0%**
12.	Type of Reporting Person (See Instructions)

CO

*	Representing 434,235,258 Class A ordinary shares held of record by Harmonious Ocean Limited.

**	Percent of class is calculated based on an aggregate of 3,942,801,610 outstanding ordinary shares as a single class as of December 31, 2021, being the sum of 3,140,896,631 Class A ordinary shares (excluding 65,757,070 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary of the Issuer for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No. 94132V105

1.	Names of Reporting Persons

Xiaomeng Tong
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a. ☐ b. ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power

434,235,258*
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

434,235,258*
	8.	Shared Dispositive Power

None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

434,235,258*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

11.0%**
12.	Type of Reporting Person (See Instructions)

IN

*	Representing 434,235,258 Class A ordinary shares held of record by Harmonious Ocean Limited.

**	Percent of class is calculated based on an aggregate of 3,942,801,610 outstanding ordinary shares as a single class as of December 31, 2021, being the sum of 3,140,896,631 Class A ordinary shares (excluding 65,757,070 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary of the Issuer for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer:

Waterdrop Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

Item 2(a).	Name of Person Filing:

Harmonious Ocean Limited

Boyu Capital Fund IV, L.P.

Boyu Capital General Partner IV, Ltd.

Boyu Capital Group Holdings Ltd.

XYXY Holdings Ltd.

Xiaomeng Tong

The above reporting persons have agreed to jointly file this statement pursuant to Rule 13d-1(k). A copy of such agreement is attached as Exhibit 99.1 to this Schedule 13G.

Boyu Capital Fund IV, L.P. holds 100% of the outstanding shares of Harmonious Ocean Limited.

Boyu Capital General Partner IV, Ltd. is the general partner of Boyu Capital Fund IV, L.P.

Boyu Capital Group Holdings Ltd. holds 100% of the outstanding shares of Boyu Capital General Partner IV, Ltd.

XYXY Holdings Ltd. is the controlling shareholder of Boyu Capital Group Holdings Ltd.

Mr. Xiaomeng Tong holds 100% of the outstanding shares in XYXY Holdings Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Harmonious Ocean Limited, Boyu Capital Fund IV, L.P., Boyu Capital General Partner IV, Ltd. and Boyu Capital Group Holdings Ltd.:

c/o Maples Corporate Services Limited

PO Box 309 Ugland House

Grand Cayman, KY1-1104, Cayman Islands

For XYXY Holdings Ltd.:

c/o Maples Corporate Services (BVI) Limited of Kingston Chambers

P.O. Box 173, Road Town

Tortola, British Virgin Islands

For Xiaomeng Tong

68 Jalan Bahasa Singapore 299295

Item 2(c).	Citizenship:

The information required by Item 2(c) is set forth in Row 4 of the cover page for each reporting person which is incorporated herein by reference.

Item 2(d).	Title of Class of Securities:

This Schedule 13G relates to the Class A ordinary shares, par value $0.000005 per share of the Issuer.

Item 2(e).	CUSIP Number:

94132V105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The information required by Item 4(a) – (c) is set forth in Rows 5-11 of the cover page hereto for each reporting person and is incorporated herein by reference for each such reporting person.

The percentage in Rows 5 – 11 is calculated based on an aggregate of 3,942,801,610 outstanding ordinary shares as a single class as of December 31, 2021, being the sum of 3,140,896,631 Class A ordinary shares (excluding 65,757,070 Class A ordinary shares, comprising of Class A ordinary shares issued to the depositary of the Issuer for bulk issuance of ADSs and reserved for future issuances upon the exercise or vesting of awards granted under share incentive plans, and Class A ordinary shares in the form of ADSs held in treasury), and 801,904,979 Class B ordinary shares, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement dated February 14, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Harmonious Ocean Limited

By:	/s/ Samantha Fu
Name: Samantha Fu
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Boyu Capital Fund IV, L.P. By: Boyu Capital General Partner IV, Ltd.

By:	/s/ Samantha Fu
Name: Samantha Fu
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Boyu Capital General Partner IV, Ltd.

By:	/s/ Samantha Fu
Name: Samantha Fu
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Boyu Capital Group Holdings Ltd.

By:	/s/ Samantha Fu
Name: Samantha Fu
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

XYXY Holdings Ltd.

By:	/s/ Xiaomeng Tong
Name: Xiaomeng Tong
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

By:	/s/ Xiaomeng Tong
Name: Xiaomeng Tong